

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 23, 2008

Mr. Robert D. Burr
President and Chief Financial Officer
Bayou City Exploration, Inc.
632 Adams Street – Suite 700
Bowling Green, KY 42101

> **Re:** **Bayou City Exploration, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
> **Filed May 20, 2008**
> **Response Letter Dated September 5, 2008**
> **File No. 0-27443**

Dear Mr. Burr:

      We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Management's Report on Internal Control

Item 8A – Controls and Procedures, page 15

1.   As requested in our prior comment number one, we note that your draft Form 10-KSB/A includes your assessment and conclusions of effectiveness of internal control over financial reporting. However, we note in your draft amended filing that you have removed both your assessment of effectiveness of disclosure controls and procedures and your disclosure of changes in internal control over financial reporting. Please amend your filing to include all of the following:

   ·   disclosure of the effectiveness of internal controls over financial reporting (as included in your draft Form 10-KSB/A), pursuant to Item 308-T(a) of Regulation S-K;

   ·   disclosure of changes in internal control over financial reporting as required by Item 308-T(b) of Regulation S-K; and

   ·   conclusions of effectiveness of your disclosure controls and procedures, as required by Item 307 of Regulation S-K.

2.   We note in your response to our prior comment number one that you continue to conclude that your disclosure controls and procedures were effective despite your failure to provide management's report on internal control over financial reporting. The definition of disclosure controls and procedures provided in Rule 13a-15(e) includes controls and procedures which ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please reconsider whether your initial assessment of effectiveness is still appropriate for your amended filing.

   If you continue to believe that your disclosure controls and procedures at December 31, 2007 were effective, please explain to us how you are able to support that conclusion given the definition of disclosure controls and procedures discussed above. Alternatively, please ensure that your amended 10-KSB discloses management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

Exhibits 31.1 and 31.2

3.   We note that your Principal Executive Officer and Principal Financial Officer certifications included with your draft amended 10-KSB as exhibits 31.1 and 31.2 do not include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please confirm that the certifications you intend to file with your amended form 10-KSB will be in the exact form as set forth in Item 601(b)(31) of Regulation S-B. This comment also applies to your quarterly reports filed in 2008.

Form 10-QSB for the Quarterly Period Ended March 31, 2008

Form Type

4.   In relation to our prior comment number two, please include in your response letter a confirmation that you have evaluated your filing to determine whether your filing on Form 10-QSB contained all required material information that would have been required had you filed on Form 10-Q. Please tell us the results of your evaluation and whether all required material information had been included.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on controls and procedures disclosures. You may contact Kevin Stertzel at (202) 551-3723, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                        Sincerely,

                                                        Jill S. Davis
                                                        Branch Chief